Filed by Alcoa Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: RTI International Metals, Inc.

Registration Statement No.: 333-203275

The following article was published on April 9, 2015 in the Pittsburgh Business Times.

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Kleinfeld: RTI acquisition ‘well on track’

Justine Coyne

Although the deal has yet to close, Alcoa Inc.’s preparation to integrate RTI International Metals Inc. is in full swing, according to Alcoa Chairman and CEO Klaus Kleinfeld.

Alcoa (NSYE: AA) announced March 9 it plans to acquire the Pittsburgh-based titanium maker in a deal valued at $1.5 billion. Speaking on a conference call with industry analysts Wednesday, Kleinfeld said he is expecting the deal to close in the next two to five months, pending Alcoa obtains all required regulatory clearances and RTI (NSYE: RTI) shareholder approval.

“All is well on track,” he said.

Over the past two weeks, Kleinfeld said he has visited four RTI locations to meet with leadership and employees and get an even better understanding of what the company will bring to Alcoa.

“RTI brings with it unbelievable machining capability, where Alcoa, right now, has barely no machining capability,” he said.

Cutting down on the use of external machining for Alcoa will save costs and build up capacity at the former RTI locations, he said. On top of that, RTI brings with it expanded technology and material capabilities.

Assuming the transaction closes, Alcoa plans to have RTI operate as a new business unit under Alcoa’s engineered products and solutions business, he said.

In 2019, Alcoa is projecting RTI will contribute $1.2 billion in revenue, with an additional $100 million in net synergies expected in year four. Kleinfeld identified four areas where Alcoa has identified synergies:

•	$44 million in process productivity as a result of maximizing the internal metal supply of the combined companies, decreasing outsourced capacity, and increasing utilization of capacity;

•	$20 million in procurement savings by leveraging Alcoa’s $18 billion global spend in commodities, production and maintenance supplies;

•	$20 million in overhead cost reductions by integrating the companies’ finance, credit, human resources and information technology operations;

•	$25 million in growth based on an expanded selection of machined parts and offering RTI’s titanium-aluminide for high-growth engine components.

Like its other acquisitions, Kleinfeld said it was not a lighthearted decision.

“We would not have done any of these acquisitions without knowing what the integration would look like,” he said.

Forward-Looking Statements

This communication contains statements that relate to future events and expectations and as such constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include those containing such words as “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “intends,” “may,” “outlook,” “plans,” “projects,” “seeks,” “sees,” “should,” “targets,” “will,” or other words of similar meaning. All statements that reflect Alcoa’s expectations, assumptions or projections about the future other than statements of historical fact are forward-looking statements, including, without limitation, forecasts concerning global demand growth for aluminum, end market conditions, supply/demand balances, and growth opportunities for aluminum in automotive, aerospace, and other applications; targeted financial results or operating performance; statements about Alcoa’s strategies, outlook, and business and financial prospects; and statements regarding the acceleration of Alcoa’s portfolio transformation, including the expected benefits of acquisitions, including the completed acquisition of the Firth Rixson business and TITAL, and the pending acquisition of RTI International Metals, Inc. (RTI). These statements reflect beliefs and assumptions that are based on Alcoa’s perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. Forward-looking statements are subject to a number of risks, uncertainties, and other factors and are not guarantees of future performance. Important factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements include: (a) material adverse changes in aluminum industry conditions, including global supply and demand conditions and fluctuations in London Metal Exchange-based prices and premiums, as applicable, for primary aluminum, alumina, and other products, and fluctuations in indexed-based and spot prices for alumina; (b) deterioration in global economic and financial market conditions generally; (c) unfavorable changes in the markets served by Alcoa, including aerospace, automotive, commercial transportation, building and construction, packaging, defense, and industrial gas turbine; (d) the impact of changes in foreign currency exchange rates on costs and results, particularly the Australian dollar, Brazilian real, Canadian dollar, euro, and Norwegian kroner; (e) increases in energy costs or the unavailability or interruption of energy supplies; (f) increases in the costs of other raw materials; (g) Alcoa’s inability to achieve the level of revenue growth, cash generation, cost savings, improvement in profitability and margins, fiscal discipline, or strengthening of competitiveness and operations (including moving its alumina refining and aluminum smelting businesses down on the industry cost curves and increasing revenues and improving margins in its Global Rolled Products and Engineered Products and Solutions segments) anticipated from its restructuring programs and productivity improvement, cash sustainability, technology, and other initiatives; (h) Alcoa’s inability to realize expected benefits, in each case as planned and by targeted completion dates, from acquisitions (including achieving the expected levels of synergies, revenue growth, or EBITDA margin improvement), sales of assets, closures or curtailments of facilities, newly constructed, expanded, or acquired facilities, or international joint ventures, including the joint venture in Saudi Arabia; (i) political, economic, and regulatory risks in the countries in which Alcoa operates or sells products, including unfavorable changes in laws and governmental policies, civil unrest, imposition of sanctions, expropriation of assets, or other events beyond Alcoa’s control; (j) the outcome of contingencies, including legal proceedings, government or regulatory investigations, and environmental remediation; (k) the impact of cyber attacks and potential information technology or data security breaches; (l) failure to receive the required votes of RTI’s shareholders to approve the merger of RTI with Alcoa; (m) failure to receive, delays in the receipt of, or unacceptable or burdensome conditions imposed in connection with, all required regulatory approvals of the acquisition of RTI, or the failure to satisfy the other closing conditions to the acquisition; (n) the risk that acquisitions (including Firth Rixson, TITAL and RTI) will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (o) the possibility that certain assumptions with respect to RTI or the acquisition could prove to be inaccurate, including the expected timing of closing; (p) the loss of customers, suppliers and other business relationships as a result of acquisitions, competitive developments, or other factors; (q) the potential failure to retain key employees of Alcoa or acquired businesses; (r) the effect of an increased number of Alcoa shares outstanding as a result of the acquisition of RTI; (s) the impact of potential sales of Alcoa common stock issued in the RTI acquisition; (t) failure to successfully implement, to achieve commercialization of, or to realize expected benefits from, new or innovative technologies, equipment, processes, or products, including the MicromillTM, innovative aluminum wheels, and advanced alloys; and (u) the other risk factors summarized in Alcoa’s Form 10-K for the year ended December 31, 2014, and other reports filed with the Securities and Exchange Commission. Alcoa disclaims any obligation to update publicly any forward-looking statements, whether in response to new information, future events or otherwise, except as required by applicable law. Market projections are subject to the risks discussed above and other risks in the market. Nothing on Alcoa’s website is included or incorporated by reference herein.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed business combination transaction between Alcoa and RTI will be submitted to the shareholders of RTI for their consideration. Alcoa has filed with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4 (Registration No. 333-203275) containing a preliminary proxy statement of RTI that also constitutes a prospectus of Alcoa. These materials are not yet final and will be amended. RTI will provide the proxy statement/prospectus to its shareholders after the registration statement has become effective. Alcoa and RTI also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which Alcoa or RTI may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF RTI ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Alcoa’s website (www.alcoa.com). You may also obtain these documents, free of charge, from RTI’s website (www.rtiintl.com).

Participants in the Solicitation

Alcoa, RTI, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from RTI shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of RTI shareholders in connection with the proposed transaction is set forth in the proxy statement/prospectus. You can find information about Alcoa’s executive officers and directors in its definitive proxy statement filed with the SEC on March 19, 2015, its Annual Report on Form 10-K filed with the SEC on February 19, 2015 and in the above-referenced Registration Statement on Form S-4. You can find information about RTI’s executive officers and directors in the proxy statement/prospectus and in RTI’s Annual Report on Form 10-K filed with the SEC on February 26, 2015. You can obtain free copies of these documents from Alcoa and RTI as described in the preceding paragraph.